

March 30, 2009

By U.S. Mail and Facsimile to: (816) 234-2369

Jeffery D. Aberdeen
Controller
Commerce Bancshares, Inc.
1000 Walnut
Kansas City, MO 64106

> **Re:** **Commerce Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-02989**

Dear Mr. Aberdeen:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures, page 113

1.   Please tell us if there were any changes in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or

Rule 15d-15 under the Exchange Act that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K. If there were none, please indicate in your response letter that you will include Item 308(c) disclosure in future filings.

Item 13. Certain Relationships and Related Transactions

Definitive Proxy Statement on Schedule 14A

Transactions With Related Persons, page 12

2.   We note your disclosure regarding certain transactions with Tower Properties Company. We also note your disclosure in Note 20 to the Consolidated Financial Statements on page 109 of your Form 10-K. In particular, Note 20 indicates that as of December 31, 2006, all of the facilities owned by Tower that had been occupied by the Company and its affiliates (with the exception of certain surface parking lots used by Company employees) had been sold by Tower or vacated by the Company. Please tell us how these disclosures are reconciled.

3.   We note the disclosure on that loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Exhibits 31.1 and 31.2

4.   We note that your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the language "(or persons performing the equivalent functions)" has been deleted from paragraph 5. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Closing Comments

Please respond to this comment within ten business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief